

April 8, 2011

Mr. Roger B. Gorham
Chief Financial Officer
Alleghany Corporation
7 Times Square Tower,
New York, New York   10036

     Re: **Alleghany Corporation**
            Form 10-K for the Year Ended December 31, 2010
            File No. 001-09371

Dear Mr. Gorham:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Management's Discussion and Analysis of Financial Condition and Results of Operations, Critical Accounting Estimates – Investments Impairments, page 40

1. You disclose that an equity security is considered impaired if it declines in fair value for 12 months or more or if its decline in fair value is greater than 50%, absent compelling evidence to the contrary. Although dependent on specific facts and circumstances, it is very possible for a security to be considered other than temporarily impaired if fair value is less than amortized cost for less than 12 months or if the decline in value is less than 50%. Please tell us how your accounting policy considers these possibilities and, provide us proposed disclosure, as applicable, to be included in your financial statement accounting policy note in future filings. Please refer to SAB Topic 5M.

Note 3 Investments, page 83

2. You have investments of $1.2 billion in states, municipalities and political subdivisions that comprise 37% of equity. Please tell us about the following as of December 31, 2010:

    *   The amortized cost and fair value of your general obligation and special revenue bonds categorized by state, municipality and political subdivision and their credit rating with and without a financial guarantee by third parties;
    *   The amortized cost and fair value of general obligation and special revenue bonds rated investment grade by the credit rating agencies that are trading at credit spreads different than you would expect for the credit rating assigned;
    *   The nature and primary revenue sources for your special revenue bonds that comprise 60% of your states, municipalities and political subdivision portfolio; and,
    *   Your procedures for evaluating investments in states, municipalities and political subdivisions and how you factor in the credit ratings of these securities in your investment analysis and selection process. Also, tell us the investments for which you performed these procedures and, for those where these procedures resulted in you concluding that the rating assigned by the third party credit rating agency was significantly different, provide the fair value and amortized cost of those investments, as well as how and why your conclusion differed.

3. Please provide us proposed disclosure to be included in future filings showing the types of securities and the amounts that are guaranteed by third parties along with their credit rating with and without the guarantee from the third parties for all of the applicable securities.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

    *   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
    *   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
    *   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656, or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant